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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            LIBERTY MEDIA CORPORATION
                            -------------------------
                                (NAME OF ISSUER)


1. Liberty Media Corporation Series A Common Stock, par value $0.01 per share ("Series A Common Stock").

2. Liberty Media Corporation Series B Common Stock, par value $0.01 per share ("Series B Common Stock").
                            -------------------------
                         (TITLE OF CLASS OF SECURITIES)


1.   Series A Common Stock:                                          530 718 105

2.   Series B Common Stock:                                          530 718 204
                            -------------------------
                                 (CUSIP NUMBER)


                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                     11/22/02
                            -------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   CUSIP Nos.
--------------------------------------------------------------------------------
Series A Common Stock:                                               530 718 105
Series B Common Stock:                                               530 718 204
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Gary Magness
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) / /
     (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization        U.S.A.
--------------------------------------------------------------------------------
 Number of Shares        7)   Sole Voting Power
                                   Series A Common Stock         10,767,636(1)
   Beneficially                    Series B Common Stock          7,335,824(2)
                         -------------------------------------------------------
  Owned by Each          8)   Shared Voting Power
                                   Series A Common Stock         98,036,083(1)
 Reporting Person                  Series B Common Stock         70,850,108(2)
                         -------------------------------------------------------
       With              9)   Sole Dispositive Power
                                   Series A Common Stock         10,767,636(2)
                                   Series B Common Stock          7,335,824(2)
                         -------------------------------------------------------
                         10)  Shared Dispositive Power
                                   Series A Common Stock        122,751,823(1)
                                   Series B Common Stock         87,074,180(2)
--------------------------------------------------------------------------------
                         11)  Aggregate Amount Beneficially
                              Owned by Each Reporting Person
                                   Series A Common Stock        133,519,459(1)
                                   Series B Common Stock         94,410,004(2)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
          5.2% of Series A Common Stock
          44.5% of Series B Common Stock
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

(1) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. SEE Item 5 below. The numbers of shares of Series A Common Stock shown in rows 7 through 11 above assume that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common Stock.

(2)  See Item 5 below.

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ITEM 1. SECURITY AND ISSUER

     No Change.

ITEM 2. IDENTITY AND BACKGROUND

     As a result of the transactions disclosed in Item 4 relating to the reporting person's withdrawal of securities from Magness Securities, LLC ("Magness LLC"), the reporting person now holds a 33% interest in Magness LLC.

     GMag, LLC is a Colorado limited liability company wholly-owned and managed by the reporting person.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 31, 2002 Liberty Media Corporation (the "Company") issued for no additional consideration to each holder of its Series A and B Common Stock, .04 subscription rights for each share of Common Stock held. Each whole right ("Right") entitled its holder to purchase from the Company one share of Series A Common Stock at a price of $6.00. The reporting person used existing funds, available margin credit from Goldman Sachs and the Stanford Group Company and funds generated from the sales of Series A Common Stock described in Item 4 to exercise his Rights and acquire the underlying shares of Series A Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     On October 10 and 11, 2002, the reporting person withdrew from Magness LLC a total of 25% of the stockholdings of Magness LLC and placed these securities in GMag, LLC. Since the reporting person and Kim Magness shared dispositive power and Kim Magness, as manager of Magness LLC, had sole voting power over shares held in Magness LLC, these transactions resulted in a change in the reporting person's dispositive and voting powers. Since the reporting person had previously reported his beneficial ownership in the securities held by Magness LLC his overall beneficial ownership did not change as a result of this transaction.

     On October 31, 2002, the Company issued to the reporting person individually 102,335 Rights. In addition, the reporting person beneficially received 20 Rights jointly with his wife, 16 Rights on behalf of his wife, 485 Rights on behalf of his daughter, 311,288 Rights as the sole member and manager of GMag, LLC, 3,887,323 Rights as co-beneficiary of the Estate of Bob Magness, 933,862 Rights as a member of Magness Securities, LLC ("Magness LLC"), and 41,760 Rights as a member of Magness FT Investment Company, LLC ("FT LLC").

     On November 22, 2002 the Estate of Bob Magness sold 1,034,260 Rights. In addition, the reporting person sold shares of Series A Common Stock as follows:

                                                              Shares of Series A     Consideration
                                                               Common Stock Sold        Received
                                                              ------------------     -------------
     As co-personal representative of Estate of Bob Magness        2,000,000          $20,884,200
     As a member of Magness LLC                                      622,574          $ 6,500,980
     As a member of FT LLC                                            27,840          $   290,708

     On December 2, 2002 the reporting person exercised Rights, paid consideration to the Company and received corresponding shares of Series A Common Stock as follows:

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
                                                               Rights       Consideration     Shares of Series A
                                                              Exercised        Paid          Common Stock Received
                                                              ---------     -------------    ---------------------
Individually and jointly with his wife                          102,371      $   614,226(1)          102,371
On behalf of his daughter                                           485      $     2,910(2)              485
As sole member and manager of GMag, LLC                         311,288        1,867,728(1)          311,288
As co-personal representative of Estate of Bob Magness        2,853,063      $17,118,378(3)        2,853,063
As a member of Magness LLC                                      933,862      $ 5,603,172(3)          933,862
As a member of FT LLC                                            41,760      $   250,560(3)           41,760


--------------
(1) Funds used were borrowed on margin from Goldman Sachs and the Stanford Group Company.

(2) Paid for with existing funds.

(3) Funds used were generated by sales of Series A Common Stock.

     The reporting person has no present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of Company securities beneficially owned by the reporting person are as follows:

                              Amount and Nature of               Percent of Class
Title of Class                Beneficial Ownership                   Power(1)
--------------                --------------------               ----------------
Series A Common Stock         133,519,459 (2)(4)(3)(5)(6)               5.2%
Series B Common Stock          94,410,004 (2)(3)(4)(6)                 44.5%

(1) Based on 2,476,865,500 shares of Series A Common Stock, and 212,045,128 shares of Series B Common Stock. Assumes issuance of all 103,426,000 shares of Series A Common Stock offered in the Company's subscription rights offering.

(2) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. The numbers of shares of Series A Common Stock shown in this Item 5 assume that the shares of Series B Common Stock have been fully converted into shares of Series A Common Stock.

     Each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one vote per share.

(3) Kim Magness and Gary Magness are the co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Gary Magness' share information: (i) 98,036,083 shares of Series A Common Stock and (ii) 70,850,108 shares of Series B Common Stock. The foregoing share numbers assume the conversion in full of all shares of Series B Common Stock into shares of Series A Common Stock. SEE footnote 1 to this Item 5(a) for an explanation of the convertibility of the Series B Common Stock into shares of Series A Common Stock.

(4) After the transaction disclosed in Item 4, Gary Magness holds a 33% membership interest in Magness LLC and shares with Kim Magness certain dispositive power over Company Securities held by Magness LLC. Accordingly, the following shares beneficially owned by Magness LLC are reflected in full in Gary Magness' share information: (i) 23,657,828 shares of Series A Common Stock, and (ii) 16,224,072 shares of Series B Common Stock. The foregoing share numbers assume the conversion in full of all shares of Series B Common Stock into shares of Series A Common Stock. SEE footnote 1 to this Item 5(a) for an explanation of the convertibility of the Series B Common Stock into shares of Series A Common Stock.

(5) Gary Magness is a holder of a 50% membership interest in FT LLC sharing with Kim Magness certain dispositive power over Company Securities held by FT LLC. Accordingly, the 1,057,912 shares of Series A Common Stock beneficially owned by FT LLC are reflected in full in Gary Magness' share information.

(6) Includes, as applicable, (1) 12,585 shares of Series A Common Stock, and 4,048 shares of Series B Common Stock beneficially owned by Gary Magness' daughter, as to which Gary Magness holds such shares as custodian and disclaims any beneficial ownership thereof, (2) 520 shares of Series A Common Stock Gary Magness owns jointly with his wife, (3) 416 shares of Series A Common Stock owned by Gary Magness' wife and (4) 8,093,468 shares of Series A Common Stock and 5,408,024 shares of Series B Common Stock owned by GMag, LLC, a Colorado limited liability company, wholly owned by Gary Magness. The foregoing share numbers assume the conversion in full of all shares of Series B Common Stock into shares of Series A Common Stock. SEE footnote 1 to this Item 5(a) for an explanation of the convertibility of the Series B Common Stock into shares of Series A
     Common Stock.

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     (b) The following indicates for the reporting person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                                                            Shared Voting
Class of Security                  Sole Voting Power         Power(1)(2)
-----------------                  -----------------        -------------
Series A Common Stock                  10,767,636             98,036,083
Series B Common Stock                   7,335,824             70,850,108

                                   Sole Dispositive              Shared
Class of Security                       Power               Dispositive Power(1)(2)
-----------------                  ----------------         -----------------------
Series A Common Stock                  10,767,636                122,751,823
Series B Common Stock                   7,335,824                 87,074,180

(1) As co-personal representatives of the Bob Magness Estate, Gary Magness and Kim Magness share both voting and dispositive power over the shares held by the Bob Magness Estate.

(2) Pursuant to oral agreements with Kim Magness, Gary Magness shares dispositive power over the shares held by Magness LLC and FT LLC with Gary Magness.

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In addition to contracts, arrangements and understandings previously disclosed, as security for a loan with US Bank Corporation, Gary Magness has pledged 100,624 shares of Series A Common Stock and 479,588 shares of Series B Common Stock and the Estate of Bob Magness has pledged 10,747,964 shares of Series A Common Stock and 13,327,932 shares of Series B Common Stock. The Estate of Bob Magness has also pledged as security for a loan with Deutsche Bank Trust Company 15,584,948 shares of Series A Common Stock and 49,289,504 shares of Series B Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     No Change.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: 12/9/02


/s/ Gary Magness
--------------------------
Gary Magness